SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 8 ,2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ❑    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles presentation related to the acquisition of Bellsouth’s Latin american cellular operations

Consolidation of leadership in Latin America

March 8, 2004

Telefónica Móviles, S.A.

Safe harbour

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

Telefónica Móviles, S.A.

Index

• Latin America: a region with an outstanding growth potential

• Strategic fit of the transaction

• Key terms

• Back-up

Telefónica Móviles, S.A.

The wireless industry in Latin America continues to show robust growth prospects

Total wireless customers (MM)

118

>180

2003E

2008E

Total wireless revenues (US$Bn)

19

35

2003E

2008E

• Healthy wireless growth

• Growth in the wireless industry is outpacing that of other consumer industries

• Improving competitive environment

• Opportunity to enhance EBITDA margins due to further market consolidation

• Strong potential for increased FCF generation

Sources: Ovum, Pyramid

Telefónica Móviles, S.A.

TEM knows how to exploit growth opportunities

TEM’s managed customers in Latin America (MM)1

9.0

11.9

21.4

30.3

2000

2001

2002

2003

TEM’s net adds in Latin America in 2003 (000)2

129

896

1,380

3,456

1Q03

2Q03

3Q03

4Q03

1 2003 figures includes the acquisition of TCO.

2 Includes TCO since January 1st. Managed net adds.

Telefónica Móviles, S.A.

A “natural” strategic move for TEM

Leadership & consolidation in Chile, Argentina & Peru

+

Acquiring critical mass operations in large markets

+

Consolidating operations in Central America

• Consolidation enhances markets fundamentals & brings compelling benefits for end-customers while benefits operations in Uruguay

• # 1 in Venezuela

• # 2 in Colombia & Ecuador

• 27% share in the region

• Enhanced competitive position in Guatemala & entry as #1 players in Panama & Nicaragua

• Enhancement of TEM’s diversified growth profile:

– Entry in 6 new countries with an addressable market of >85MM pops

• Important savings in relation to new-entrant approach

• Economies of scale & benefits from synergies

Telefónica Móviles, S.A.

We are consolidating our leadership across the region

TEM’s assets: 30.3 MM customers

Mexico #2

Guatemala #4

El Salvador#2

Peru #1

Chile #2

Argentina#2

+

Nicaragua #1

Colombia #2

Ecuador #2

Peru #2

Chile #3

Guatemala #3

Panama #1

Venezuela #1

Uruguay #2

Argentina #3

40.8 MM managed customers representing 35% of the total Latin American market

Telefónica Móviles, S.A.

While reinforcing regional & local scale

Mexico: #2

Guatemala: #3

El Salvador: #2

Nicaragua: #1

Colombia: #2

Ecuador: #2

Peru: #1

Chile: #1

Panama: #1

Venezuela: #1

Brazil: #1

Uruguay: #2

Argentina:#1

Strengthen competitive positions in key markets & entry in relevant markets as #1 or #2

Telefónica Móviles, S.A.

Combined portfolio at a glance

Pop’s Wireless Subs Market Market

Country (Millions) Penetration (000’s) Share Position

Chile 15.4 49% 3,571 48% #1

Argentina 36.9 21% 3,311 42% #1

Peru 27.3 11% 2,149 74% #1

Uruguay 2.1 23% 146 30% #2

Venezuela 24.0 31% 3,307 45% #1

Colombia 40.3 15% 1,915 32% #2

Ecuador 13.2 18% 816 35% #2

Panama 2.8 27% 420 55% #1

Guatemala 11.5 16% 409 22% #3

El Salvador 6.6 13% 248 25% #2

Nicaragua 2.9 11% 229 69% #1

Brazil1 130.1 35% 20,656 56% #1

Mexico 103.9 30% 3,454 11% #2

Puerto Rico 3.9 34% 175 12% #4

421.0 40,804

2003 figures

1 Average market share in areas of operations

Telefónica Móviles, S.A.

Telefónica Móviles is the best positioned player to capture the significant growth potential of the region

• Single wireless player operating in all key markets

• Significant economies of scale

• Market knowledge & local management expertise

• Proven track record of successfully integrating companies

• Leading innovator in the region & technological leadership

• Financial strength & positive OpCF generation in most markets

• Limited capex needs in most operations

Telefónica Móviles, S.A.

We are acquiring growing & profitable operations

2003 (MMUS$) Customers (000) Revenues EBITDA Margin

Chile 1,301 215 48 22%

Argentina 1,487 315 101 32%

Peru 642 146 33 23%

Uruguay 146 29 8 29%

Venezuela 3,307 894 356 40%

Colombia 1,915 374 127 34%

Ecuador 816 293 91 31%

Panama 420 129 74 57%

Guatemala 252 60 15 24%

Nicaragua 229 46 15 33%

TOTAL 10,515 2,501 867 35%

Source:BS. Audited figures. 100% of properties

Telefónica Móviles, S.A.

Favourable conditions & attractive valuation

Comparable multiples

EV/EBITDA references 2003

Nextel Int’l1

11.0x

AMX1

9.6x

Transaction

6.7x

+

Opex & capex synergies >US$1Bn

• Acquisition of 10 assets in 10 countries in a single transaction

1 Source: MSDW; 27/02/04

2 Assuming the acquisition of a 100% of the assets.

Telefónica Móviles, S.A.

Transaction key terms & financing

Assets

• Acquisition of 100% of BellSouth’s properties in Latin America1

• Available to buy out all minorities stakes in equal terms

Price & payment consideration

• Total enterprise value (100% equity + net debt): US$5,850MM; €4,731MM

• All Cash

Approvals Needed

• Transaction subject to satisfactory regulatory & governmental approvals where required

• Transaction expected to close in 2004

Financing

• Debt and internal cash-flow generation

• TEF & TEM will maintain strong credit metrics

1 Subject to minorities rights in certain assets Exchange rate €/US$: 1.2365.

Telefónica Móviles, S.A.

Outstanding potential to increase revenues along with operating & capex efficiency

Revenue synergies

• Market rationalization in Chile, Argentina, Peru & Guatemala

Opex synergies

• Network opex (energy, rentals), G&A, branding & advertising, handsets purchases, reduced time to market, transfer of P&S, best practices, integrated management of Central American operations

Capex synergies

• Network rationalization (phase-out). Common procurement & scale economies

Achievable Opex & capex synergies >US$1Bn1

(do not include any revenue synergies)

1 NPV 2003.

Telefónica Móviles, S.A.

Value enhancing transaction from year 1

• Even considering initial costs from integration of operations in year 1, derived from customer migration & capex needs to increase TEM’s network capacity in Argentina & Chile

• And assuming constant exchange rates and debt financing in Euros, the transaction would be EPS & CFPS accretive from year 1 (final financing will be a combination of local currency, dollar & euro debt)

+

Enhancement of TEM’s future growth platform

Assuming the consolidation of 100% of the assets from January 1st, 2004

Telefónica Móviles, S.A.

Reinforcing TEM’s position within the wireless industry

62.5MM managed customers

40.8 MM in Latin America

Ecuador 1%

Colombia 3%

Peru 3%

Venezuela 5%

Argentina 5%

Chile 6%

Mexico 6%

Others Latam: 3%

Morocco 3%

Spain 31%

Brazil 33%

A clear leading company

Market share in Spanish

& Portuguese speaking markets

TEM*

40%

AMX

32%

PT*

20%

TI-TIM

8%

China Mobile

Vodafone

China Unicom

TEM+BSLA

62.5 MM

T-Mobile

Orange

NTT DoComo

Cingular+

AT&T Wireless

Source: 2003 data.Companies’ press releases and analysts reports. * Includes VIVO’s customer base.

2003 figures, assuming acquisition of 100% of all BSLA’s assets.

Telefónica Móviles, S.A.

Summary

• Consolidates leadership position in Latin America

• Enlarges local scale in major countries (Argentina, Chile & Peru)

• Expands footprint in a high growth region

• Enhances market fundamentals due to the reduction in the number of players

• Substantial benefits from economies of scale and synergies through integration with existing operations in the region, leading to compelling benefits for end-customers

• Strengthens TEM’s diversified growth profile

• EPS & CFPS accretive from year 1 assuming constant exchange rates and Euro denominated financing

• Manageable execution risk & proven management track record

Telefónica Móviles, S.A.

Back-up

BSLA Other

Country stake1 shareholders Technology Competitors

Chile 100% - TDMA-CDMA TEM, TIM, Smartcom

Argentina 86.7% BGHI:13.3% CDMA TEM, CTI-AMX, T.Personal, Nextel

Peru 97.4% Free-float: 2.6% TDMA-CDMA TEM, TIM & Nextel

Uruguay 46.0% Motorola:32% CDMA Ancel (State)

Curtiembre:11%

Leminconx: 11%

Venezuela 78.2% G.Cisneros: 21.8% CDMA CANTV, TIM & Infonet (regional)

Colombia 77.6% G. Bavaria: 22.4% TDMA-CDMA AMX & Ola (new entrant)

Ecuador 89.4% Latininvestment: 10.6% TDMA-CDMA AMX

Panama 43.7% Multiholding: 56.3% TDMA-CDMA Cable & Wireless

Guatemala 60.0% Multiholding: 40.0% CDMA TEM, AMX, Milicom

Nicaragua 89.0% Lacayo Brothers: 11.0% TDMA-CDMA AMX, Teleglobo

1 Economic stake

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 8 ,2004	By:	/s/ Antonio Hornedo Muguiro

	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel